FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 29, 2009

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for January 29, 2009 and incorporated by reference herein is the Registrant’s immediate report dated January 29, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: January 29, 2009

BLUEPHOENIX ANNOUNCES TWO NEW FINANCIAL SERVICES
SECTOR CONTRACTS VALUED AT $1.4M

CARY, NC, January 29, 2009 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy IT modernization solutions, today announced that it had secured two new deals with major financial services organizations based in North America and the United Kingdom. Both projects, worth in excess of $1.4M, are scheduled to complete during 2009.

The two companies, one specializing in life insurance and pensions management, the other a leading asset management firm, contracted BluePhoenix for a blend of IT modernization solutions, software licenses and maintenance services. Both engagements called for BluePhoenix to modernize critical business systems; integrating and migrating both IBM mainframe and System i environments to current generation technology platforms.

One of the engagements, undertaken for a leading international wealth and asset management institution by the BluePhoenix System i business unit, will migrate and modernize a legacy RPG-based application to the Microsoft .NET platform. The customer will immediately benefit from a reduced cost of operations, overcome the challenges associated with a dwindling pool of RPG trained resources, and be better able to integrate and extend their core business systems.

“These deals clearly demonstrate the diversity and depth of the BluePhoenix solution portfolio,” said Yaron Tchwella, CEO, BluePhoenix Solutions. “BluePhoenix is able to address the modernization needs of the legacy mainframe users and the extensive IBM System i market – a space that comprises hundreds of thousands of AS/400 and iSeries users. We deliver quantifiable benefits to both segments by enabling our customers to modernize and leverage the extensive investments they have made in their core business systems.” He further stated, “It is becoming increasingly clear that the current economic situation is driving businesses, particularly in the financial sector, to look for cost effective modernization solutions that allow them to reduce their operating costs. BluePhoenix not only can satisfy this need, but is repeatedly doing so, both quickly and cost effectively, with our unique suite of automated modernization solutions.”

About BluePhoenix Solutions
BluePhoenix Solutions (Nasdaq: BPHX – News) is the leading provider of value-driven legacy IT modernization solutions. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Forward Looking Statement
Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: the ability to reach a definitive agreement with respect to the sale of our interest in Mainsoft, the ability to complete the sale of our interest in Mainsoft if a definitive agreement is reached (including obtaining the approval of the requisite vote of Mainsoft’s other shareholders, market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at http://www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Relations Contact
Varda Sagiv	Peter Seltzberg
BluePhoenix Solutions	Hayden Communications
+97299526100	(212) 946-2849
vsagiv@bphx.com	peter@haydenir.com